GRAND RIVER COMMERCE INC.
4471 Wilson Avenue, SW
Grandville, MI  49418
(616) 929-1600

August 11, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. John P. Nolan
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grand River Commerce, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 28, 2011 File No. 0-53970

Dear Mr. Nolan:

We are transmitting herewith the response of Grand River Commerce, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated August 3, 2011 (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2010 filed on March 28, 2011 (the “Form 10-K”).

Set forth below are the Company’s responses to the Comment Letter.  For ease of reference, we have reproduced the comments in your letter in italics, as numbered, before each response.

Mr. John P. Nolan
Securities and Exchange Commission
August 11, 2011

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 3 - Loans and Allowance for Loan Losses, page 53

1.
We note your tabular presentation stating all loans were collectively evaluated for impairment and thus none were individually evaluated for impairment.  However, on page 23, we note your disclosure stating:  “[i]mpairment is measured on a loan by loan basis for commercial and commercial real estate loans…” and “[l]arge groups of smaller balance homogenous loans are collectively evaluated for impairment.”  Please clarify to us and in future filings if any loans are currently being individually evaluated for impairment and which loans are currently being evaluated collectively for impairment.

RESPONSE:

           A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstance surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and industrial loans and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price if obtainable, or the fair value of the collateral if the loan is collateral dependent.  If a commercial and industrial loan or commercial real estate loan is identified as individually impaired, a specific valuation allowance is allocated, if necessary.

Groups of smaller balance homogeneous loans, such as consumer and residential loans, are collectively evaluated for impairment and a general reserve is established accordingly.  As such, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

For the year ended December 31, 2010, there were no impaired commercial and industrial loans or commercial real estate loans.  Accordingly, no loans were evaluated individually for an impairment valuation.

Mr. John P. Nolan
Securities and Exchange Commission
August 11, 2011

We have clarified this issue in our most recent Quarterly Report on Form 10-Q for the period ended June 30, 2011, which was filed on August 11, 2011, and we will continue to include appropriate disclosures in our future filings.

Item 9A(T).  Controls and Procedures, page 69

2.
Please tell us whether there were any changes in your internal control over financial reporting during the period covered by your Form 10-K.  Appropriate disclosures regarding changes in internal control over financial reporting are required by Item 308(c) of Regulation S-K.

RESPONSE:

            As stated in the Form 10-K, management of the Company evaluated and concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010.  In addition, there were no changes in our internal controls over financial reporting that occurred during the period covered by such report that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The above disclosure has been included in Part I, Item 4 of our most recent Quarterly Report on Form 10-Q for the period ended June 30, 2011, which was filed on August 11, 2011, and we will continue to include appropriate disclosures in our future filings.

* * * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Mr. John P. Nolan
Securities and Exchange Commission
August 11, 2011

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (616) 929-1600.  Similarly, please let me know if you wish to discuss our responses.

Sincerely, /s/ Elizabeth C. Bracken Elizabeth C. Bracken Chief Financial Officer